UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 March 13, 2008


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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RESULT OF AGM

ANNUAL GENERAL MEETING AT NOVO NORDISK A/S


At the Annual General Meeting of Novo Nordisk A/S today, the shareholders passed the following resolutions:

o Adoption of the audited Annual Report 2007, including approval of the remuneration of the Board of Directors.

o Distribution of profit according to the adopted Annual Report 2007. The dividend will be DKK 4.50 per share of DKK 1, an increase of 29% compared with the fiscal year 2006.

o Re-election of the following current board members elected by the Annual General Meeting: Sten Scheibye, Goran A Ando, Kurt Briner, Henrik Gurtler, Kurt Anker Nielsen and Jorgen Wedel. In addition, Pamela J Kirby was elected to the Board of Directors for the first time.

o    Re-election of the auditor, PricewaterhouseCoopers.

o Reduction of the Company's B share capital from DKK 539,472,800 to DKK 526,512,800 by cancellation of 12,960,000 B shares of DKK 1 each from the Company's own holdings of B shares at a nominal value of DKK 12,960,000, equal to 2% of the total share capital. After implementation of the share capital reduction, the Company's share capital will amount to DKK 634,000,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 526,512,800.

o Authorisation of the Board of Directors, until the next Annual General Meeting, to allow the Company to acquire own shares of up to 10% of the share capital and at the price quoted at the time of the purchase with a deviation of up to 10%, cf Article 48 of the Danish Public Limited Companies Act.

o Donation to the World Diabetes Foundation (WDF) of an amount up to a total of DKK 575 million to be granted in the course of the financial years 2008-2017.

o Adoption of proposed guidelines for incentive-based remuneration for the Board of Directors and Executive Management.

o    Amendments to Article 4.2 and Articles 9.2-9.3 of the Articles of
     Association: Reduction of the specified minimum nominal value of the Company's shares from DKK 1.00 to DKK 0.01 and a consequent amendment of the voting rights attached to the shares, following which every B share capital amount of DKK 0.01 (the minimum nominal denomination) shall carry one vote and every A share capital amount of DKK 0.01 (the minimum nominal denomination) shall carry 10 votes.

o Amendments to Article 6.3 of the Articles of Association: Extension until 12 March 2013 of the existing authorisation of the Board of Directors to issue B shares to employees without pre-emptive subscription rights for existing shareholders and reduction of the maximum nominal amount to DKK 4 million.

o Amendments to Articles 6.4-6.6 of the Articles of Association: Replacement of the existing authorisations of the Board of Directors to increase the share capital with an authorisation of the Board of Directors until 12 March 2013 to increase the share capital by an amount up to a maximum of nominally DKK 126 million.

o Amendment to Article 7.2 of the Articles of Association: Change of the specified venue for general meetings to the Capital Region of Denmark.

o Amendment to Article 7.4 of the Articles of Association: Reduction of the number of shares required to request an extraordinary general meeting from 1/10 to 1/20 of the share capital.

THE BOARD OF DIRECTORS

In February 2006, Novo Nordisk employees in Denmark elected four board members:
Johnny Henriksen, Anne Marie Kverneland, Stig Strobaek and Soren Thuesen
Pedersen.

Accordingly, the Board of Directors of Novo Nordisk A/S comprises:

o    Sten Scheibye
o    Goran A Ando
o    Kurt Briner
o    Henrik Gurtler
o    Johnny Henriksen (employee representative)
o    Pamela J Kirby
o    Anne Marie Kverneland (employee representative)
o    Kurt Anker Nielsen
o    Soren Thuesen Pedersen (employee representative)
o    Stig Strobaek (employee representative)
o    Jorgen Wedel.

For information on the board members, please refer to novonordisk.com.

At a board meeting held immediately after the Annual General Meeting, the Board of Directors elected Sten Scheibye as chairman and Goran A Ando as vice-chairman.

The Board of Directors elected Kurt Anker Nielsen and Jorgen Wedel as members of the Audit Committee with Kurt Anker Nielsen as chairman. Kurt Anker Nielsen was designated by the Board of Directors as Audit Committee Financial Expert.

Finally, the Board of Directors designated Goran A Ando as research and development facilitator.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 26,000 employees in 80 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

Further information:

Media:                         Investors:

Outside North America:         Outside North America:
Mike Rulis                     Mads Veggerby Lausten
Tel: (+45) 4442 3573           Tel: (+45) 4443 7919
mike@novonordisk.com           mlau@novonordisk.com

                               Hans Rommer
                               Tel: (+45) 4442 4765
                               hrmm@novonordisk.com

In North America:              In North America:
Sean Clements                  Christian Qvist Frandsen
Tel: (+1) 609 514 8316         Tel: (+1) 609 919 7937
secl@novonordisk.com           cqfr@novonordisk.com

Stock Exchange Announcement no 15 / 2008






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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 13, 2008                          NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer